For Immediate Release
February 5, 2008
Final Results of SAP France’s Offer for Business Objects Securities
- After subsequent offering period, SAP France holds 95.35% of Business Objects -
- SAP France to proceed with squeeze-out; Business Objects to delist -
     WALLDORF, Germany and PARIS, France – February 5, 2008 – SAP France S.A. (“SAP France”), SAP AG (NYSE: SAP) (“SAP”) and Business Objects S.A. (Nasdaq: BOBJ) (Euronext Paris ISIN code: FR0004026250 – BOB) (“Business Objects”) announce that the French Autorité des marchés financiers (“AMF”) today published the definitive results of SAP France’s offers for Business Objects after the subsequent offering period. These results indicate that during the subsequent offering period SAP France acquired a total of 5,786,569 Business Objects shares (including 274,907 shares that had not been delivered to SAP France as of February 4) through market purchases on Euronext pursuant to the decentralized part of the French offer and 2,925,140 Business Objects shares and 1,010 Business Objects bonds convertible or exchangeable into new or existing shares (“ORNANEs”) tendered into the centralized part of the French offer. Additionally, in the U.S. offer, SAP France acquired 2,323,359 Business Objects American depositary shares (“ADSs”). When combined with the Business Objects securities tendered into the offers during the initial offering periods, these results indicate that SAP France directly holds an aggregate of 95.35% of the outstanding Business Objects shares (including shares represented by ADSs but excluding the 274,907 shares that had not yet been delivered to SAP France as of February 4), 99.77% of the outstanding ORNANEs and 100% of the outstanding Business Objects warrants, and indirectly holds, through the inclusion of treasury shares held by Business Objects, 97.10% of outstanding Business Objects shares (including shares represented by ADSs).

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     As the securities not tendered into the offers represent not more than 5% of the share capital (including outstanding shares and shares likely to result from the conversion of the Business Objects ORNANEs) or voting rights of Business Objects, SAP France will request the implementation of a squeeze-out of the shares and ORNANEs held by minority shareholders. The AMF is expected to announce the date of implementation of such squeeze-out within the next several days. Trading of Business Objects securities on Euronext has been suspended as of the publication by the AMF of the results of the subsequent offering period, and Business Objects securities will be delisted from Euronext upon implementation of the squeeze-out.
     Business Objects also announces its intention to terminate voluntarily its listing of ADSs on the NASDAQ Global Select Market effective February 15, 2008 or shortly thereafter. Trading of Business Objects ADSs on NASDAQ will be suspended as of February 6, 2008. As previously disclosed, Business Objects plans to terminate the registration of its ordinary shares and ADSs under the Securities Exchange Act of 1934 if and when it becomes eligible to do so.
About SAP
SAP is the world’s leading provider of business software*. Today, more than 46,100 customers in more than 120 countries run SAP® applications—from distinct solutions addressing the needs of small businesses and midsize companies to suite offerings for global organizations. Powered by the SAP NetWeaver® technology platform to drive innovation and enable business change, SAP software helps enterprises of all sizes around the world improve customer relationships, enhance partner collaboration and create efficiencies across their supply chains and business operations. SAP solution portfolios support the unique business processes of more than 25 industries, including high tech, retail, financial services, healthcare and the public sector. With subsidiaries in more than 50 countries, the company is listed on several exchanges, including the Frankfurt stock exchange and NYSE under the symbol “SAP.” (Additional information at <http://www.sap.com>)

(*)  SAP defines business software as comprising enterprise resource planning and related applications such as supply chain management, customer relationship management, product life-cycle management and supplier relationship management.
About Business Objects
Business Objects has been a pioneer in business intelligence (BI) since the dawn of the category. Today, as the world’s leading BI software company, Business Objects transforms the way the world works through intelligent information. The company helps illuminate understanding and decision-making at more than 45,000 organizations around the globe. Through a combination of innovative technology, global consulting and education services, and the industry’s strongest and most diverse partner network, Business Objects enables companies of all sizes to make transformative business decisions based on intelligent, accurate, and timely information.
Business Objects has dual headquarters in San Jose, Calif., and Paris, France. The company’s stock is traded on both the Nasdaq (BOBJ) and Euronext Paris (ISIN: FR0004026250 — BOB) stock exchanges. More information about Business Objects can be found at www.businessobjects.com.
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Any statements contained in this document that are not historical facts are forward-looking statements as defined in the U.S. Private Securities Litigation Reform Act of 1995. Words such as “anticipate,” “believe,” “estimate,” “expect,” “forecast,” “intend,” “may,” “plan,” “project,” “predict,” “should” and “will” and similar expressions as they relate to SAP and/or Business Objects are intended to identify such forward-looking statements. SAP and/or Business Objects undertake no obligation to publicly update or revise any forward-looking statements. All forward-looking statements are subject to various risks and uncertainties that could cause actual results to differ materially from expectations The

Final Results of SAP France’s Offer for Business Objects Securities	Page 3
factors that could affect SAP’s and Business Objects’ future financial results are discussed more fully in SAP’s and Business Objects’ filings with the U.S. Securities and Exchange Commission (“SEC”), respectively, including SAP’s most recent Annual Report on Form 20-F filed with the SEC and Business Objects’ most recent Quarterly Report on Form 10-Q filed with the SEC. Readers are cautioned not to place undue reliance on these forward-looking statements, which speak only as of their dates.
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For more information, press only:
Christoph Liedtke, +49 6227 7-50383, christoph.liedtke@sap.com, CET
Frank Hartmann, +49 (6227) 7-42548, f.hartmann@sap.com, CET
Andy Kendzie, +1 202 312-3919, andy.kendzie@sap.com, EST
For more information, financial community only:
Stefan Gruber, +49 (6227) 7-44872, investor@sap.com, CET
Martin Cohen, +1 (212) 653-9619, investor@sap.com, EST
Business Objects Contact:
Edouard Lassalle
Investor Relations Director, Europe
Tel.: +33 1 41 25 24 33
edouard.lassalle@businessobjects.com